                             REPORT OF MANAGEMENT

The Stockholders
Conrail Inc.


Management is responsible for the preparation, integrity and objectivity of the Company's financial statements. The financial statements are prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgment.

The Company maintains a system of internal accounting controls and procedures, which is continually reviewed and supported by written policies and guidelines and supplemented by internal audit services. The system provides reasonable assurance that assets are safeguarded against loss from unauthorized use and that the books and records reflect the transactions of the Company and are reliable for the preparation of financial statements. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

The Company's financial statements are audited by its independent accountants. Their audit is conducted in accordance with auditing standards generally accepted in the United States and includes a study and evaluation of the Company's system of internal accounting controls to determine the nature, timing and extent of the auditing procedures required for expressing an opinion on the Company's financial statements.

The Company's Board of Directors, which is comprised of an equal number of directors from Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"), pursues its oversight responsibilities for the financial statements and corporate conduct through periodic meetings with and written reports from the Company's management.



Timothy T. O'Toole
President and Chief
Executive Officer



John A. McKelvey
Senior Vice President-
Finance & Administration



January 23, 2001

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Conrail Inc.:

We have audited the accompanying consolidated balance sheets of Conrail Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Conrail Inc. and subsidiaries as of December 31, 1998, and the accompanying related consolidated statements of income, stockholders' equity and cash flows for the year then ended were audited by other auditors whose report thereon dated January 19, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conrail Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



KPMG LLP                                 Ernst & Young LLP
Norfolk, Virginia                        Richmond, Virginia


January 23, 2001

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Stockholders and Board of Directors
Conrail Inc.


In our opinion, the accompanying consolidated statements of income, of stockholders' equity and of cash flows for the year ended December 31, 1998 present fairly, in all material respects, the results of operations and cash flows of Conrail Inc. and subsidiaries for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the consolidated financial statements of Conrail Inc. and subsidiaries for any period subsequent to December 31, 1998.


/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania

January 19, 1999

                                 CONRAIL INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                  Years ended December 31,
                                                  ------------------------
($ In Millions)                                     2000     1999     1998
                                                  ------   ------   ------
Revenues - NSC/CSX (Note 2)                       $  886   $  549   $    -
Revenues - Third parties                              99    1,625    3,863
                                                  ------   ------   ------

    Total operating revenues                         985    2,174    3,863
                                                  ------   ------   ------

Operating expenses (Note 3)
  Compensation and benefits                          195      645    1,489
  Fuel                                                10       63      163
  Material, services and rents                       162      590      909
  Depreciation and amortization                      331      328      310
  Casualties and insurance                            33      228      230
  Other                                               18      192      247
                                                  ------   ------   ------

    Total operating expenses                         749    2,046    3,348
                                                  ------   ------   ------

Income from operations                               236      128      515
Interest expense                                    (124)    (150)    (153)
Other income, net (Note 10)                          155       67       72
                                                  ------   ------   ------

Income before income taxes                           267       45      434

Income taxes (Note 7)                                 97       19      167
                                                  ------   ------   ------

Net income                                        $  170  $    26  $   267
                                                  ======   ======   ======

See accompanying notes to the consolidated financial statements.

                                 CONRAIL INC.
                          CONSOLIDATED BALANCE SHEETS

                                                      December 31,
                                                    ----------------
($ In Millions)                                       2000     1999
                                                    ------   ------
         ASSETS
Current assets
  Cash and cash equivalents                         $   50   $   22
  Accounts receivable                                   33       51
  Due from NSC/CSX (Note 2)                            232      196
  Notes receivable from NSC/CSX (Note 2)                91      216
  Material and supplies                                  9       29
  Deferred tax assets (Note 7)                          96      149
  Other current assets                                   9        6
                                                    ------   ------
     Total current assets                              520      669
Property and equipment, net (Note 4)                 6,996    7,143
Other assets                                           544      571
                                                    ------   ------

     Total assets                                   $8,060   $8,383
                                                    ======   ======

         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt (Note 6)         61      319
  Accounts payable                                      68       59
  Due to NSC/CSX (Note 2)                               31      159
  Wages and employee benefits                           42       43
  Casualty reserves                                    127      136
  Accrued and other current liabilities (Note 5)       106      147
                                                    ------   ------
     Total current liabilities                         435      863
Long-term debt (Note 6)                              1,229    1,302
Casualty reserves                                      189      311
Deferred income taxes (Note 7)                       1,938    1,817
Other liabilities                                      287      271
                                                    ------   ------
     Total liabilities                               4,078    4,564
                                                    ------   ------

Commitments and contingencies (Note 11)
Stockholders' equity (Notes 3 and 9)
  Common stock ($1 par value; 100 shares
    authorized, issued and outstanding)                  -        -
  Additional paid-in capital                         2,222    2,229
  Unearned ESOP compensation                           (20)     (20)
  Retained earnings                                  1,780    1,610
                                                    ------   ------

     Total stockholders' equity                      3,982    3,819
                                                    ------   ------

     Total liabilities and stockholders' equity     $8,060   $8,383
                                                    ======   ======

See accompanying notes to the consolidated financial statements.

                                 CONRAIL INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                           Unearned                      Additional
                                                               ESOP         Common          Paid-in       Retained    Treasury
                                                       Compensation          Stock          Capital       Earnings       Stock
                                                       ------------       --------       ----------       --------     -------
 Balance, January 1, 1998                               $   (155)         $      6         $  3,006       $  1,324     $  (742)
   Net income                                                                                                  267
   Common dividends                                                                                             (7)
   Common shares reclassified as unissued (Note 9)                              (6)            (736)                       742
   Allocation of unearned ESOP compensation                   80
   Other                                                                                         21
                                                        --------          --------         --------       --------    --------

 Balance, December 31, 1998                                  (75)                -            2,291          1,584           -
   Net income                                                                                                   26
   Transfer of portion of prepaid pension
    assets to NSC and CSX (Note 8)                                                              (54)
   Allocation of unearned ESOP compensation                   55
   Other                                                                                         (8)
                                                        --------          --------         --------       --------    --------
 Balance, December 31, 1999                                  (20)                -            2,229          1,610           -
   Net income                                                                                                  170
   Other                                                                                         (7)
                                                        --------          --------         --------       --------    --------
 Balance, December 31, 2000                             $    (20)         $      -         $  2,222       $  1,780    $      -
                                                        ========          ========         ========       ========    ========

See accompanying notes to the consolidated financial statements.

                                  CONRAIL INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Years ended December 31,
                                                                    ------------------------
($ In Millions)                                                      2000     1999     1998
                                                                    -----    -----    -----
Cash flows from operating activities
  Net income                                                        $ 170    $  26    $ 267
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Transition and acquisition-related
       charges (Note 3)                                                                 368
    Depreciation and amortization                                     331      328      310
    Deferred income taxes                                             101       48      (30)
    Gains from sales of property                                      (70)      (6)     (21)
    Pension credit                                                    (12)     (45)     (63)
    Dividends from affiliated companies                                55
    Changes in:
      Accounts receivable                                              18      529       33
      Accounts and wages payable                                        8     (431)     (33)
      Due from NSC/CSX                                                (36)    (196)
      Due to NSC/CSX                                                 (128)     159
    Other                                                             (75)     (16)    (104)
                                                                    -----    -----    -----
      Net cash provided by operating
       activities                                                     362      396      727
                                                                    -----    -----    -----
Cash flows from investing activities
  Property and equipment acquisitions                                (220)    (176)    (537)
  Notes receivable from NSC/CSX                                       125     (216)
  Proceeds from disposals of properties                                86        6       19
  Other                                                                (7)     (14)     (32)
                                                                    -----    -----    -----

      Net cash provided by (used in)                                  (16)    (400)    (550)
                                                                    -----    -----    -----
       investing activities

Cash flows from financing activities
  Payment of long-term debt                                          (318)    (112)    (119)
  Other                                                                                 (17)
                                                                    -----    -----    -----
      Net cash used in financing
       activities                                                    (318)    (112)    (136)
                                                                    -----    -----    -----
Increase(decrease) in cash and cash equivalents                        28     (116)      41
Cash and cash equivalents
  Beginning of year                                                    22      138       97
                                                                    -----    -----    -----

  End of year                                                       $  50    $  22    $ 138
                                                                    =====    =====    =====

See accompanying notes to the consolidated financial statements.

                                 CONRAIL INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Summary of Significant Accounting Policies
   ------------------------------------------

       Description of Business
       -----------------------

   Conrail Inc. ("Conrail") is a holding company whose principal subsidiary is Consolidated Rail Corporation ("CRC"), the major freight railroad in the Northeast. Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"), the major railroads in the Southeast, jointly control Conrail through their ownership interests in CRR Holdings LLC ("CRR"), whose primary subsidiary is Green Acquisition Corporation, which owns Conrail. NSC and CSX have equity interests in CRR of 58% and 42%, respectively, and voting interests of 50% each. From May 23, 1997, the date NSC and CSX completed their acquisition of Conrail stock, until June 1, 1999, Conrail's operations continued substantially unchanged while NSC and CSX awaited regulatory approvals and prepared for the integration of their respective Conrail routes and assets to be leased to their railroad subsidiaries, Norfolk Southern Railway Company ("NSR") and CSX Transportation, Inc. ("CSXT"). The operations of CRC substantially changed beginning June 1, 1999, when NSC and CSX began operating a portion of the Conrail properties under operating agreements (the "Closing Date") (Note 2).

   Beginning June 1, 1999, Conrail's major sources of operating revenues are operating fees and lease rentals from NSC and CSX. The composition of CRC's operating expenses also reflects this change in operations. As a result, Conrail's 1999 results reflect the freight railroad operations of CRC through May 31, 1999, and reflect Conrail's new structure and operations that commenced on the Closing Date (Note 2).

       Principles of Consolidation
       ---------------------------

   The consolidated financial statements include Conrail and majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method.

       Cash Equivalents
       ----------------

   Cash equivalents consist of commercial paper, certificates of deposit and other liquid securities purchased with a maturity of three months or less, and are stated at cost which approximates market value.

       Material and Supplies
       ---------------------

   Material and supplies consist of maintenance material valued at the lower of cost or market.

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   Property and Equipment
   ----------------------

   Property and equipment are recorded at cost. Additions to properties, including those under lease, are capitalized. Maintenance expense is recognized when repairs are performed. Depreciation is provided using the composite straight-line method over estimated service lives. In 2000, the overall depreciation rate averaged 3.0% for all roadway and equipment. The cost (net of salvage) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized.

       Asset Impairment
       ----------------

   Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

       Revenue Recognition
       -------------------

   Revenue prior to June 1, 1999, was recognized proportionally as a shipment moved on the Conrail system from origin to destination. Beginning June 1, 1999, the Company's major sources of revenues are from NSC and CSX, primarily in the form of rental revenues and operating fees which are recognized when earned. Conrail continues to have third party revenues, which are recognized when earned, related to the operations of Indiana Harbor Belt Railroad Company, a 51% owned terminal railroad subsidiary.

       New Accounting Standards
       ------------------------

   There were no new accounting standards issued during 2000 which the Company believes will have a material impact on its consolidated financial position, results of operations or cash flows.

       Use of Estimates
       ----------------

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Reclassifications
       -----------------

   Certain prior year data have been reclassified to conform to the 2000 presentation.

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


2. Related Parties Transactions
   ----------------------------

   Background
   ----------

   On May 23, 1997, NSC and CSX completed their joint acquisition of Conrail stock. On June 17, 1997, NSC and CSX executed an agreement which generally outlines the methods of governing and operating Conrail and its subsidiaries ("Transaction Agreement"). On July 23, 1998, the Surface Transportation Board ("STB") issued a written opinion that permitted NSC and CSX to exercise operating control of Conrail beginning August 22, 1998. On June 1, 1999, NSC and CSX began to operate over certain Conrail lines.

   Commencement of Operations by NSR and CSXT
   ------------------------------------------

   On June 1, 1999, the majority of CRC's routes and assets were segregated into separate subsidiaries of CRC, Pennsylvania Lines LLC ("PRR") and New York Central Lines LLC ("NYC"). PRR and NYC entered into separate but identical operating and lease agreements with NSR and CSXT, respectively, (the "Operating Agreements") which govern substantially all nonequipment assets to be used by NSR and CSXT and have initial 25-year terms, renewable at the options of NSR and CSXT for two 5-year terms. Payments made under the Operating Agreements are based on appraised values that are subject to adjustment every six years to reflect changes in such values. NSR and CSXT have also leased or subleased certain equipment assets at rentals based on appraised values for varying term lengths from PRR and NYC, respectively, as well as from CRC.

   NSC and CSX have also entered into agreements with CRC governing other Conrail properties that continue to be owned and operated by Conrail ("the Shared Assets Areas"). NSR and CSXT pay CRC a fee for joint and exclusive access to the Shared Assets Areas. In addition, NSR and CSXT pay, based on usage, the costs incurred by CRC to operate the Shared Assets Areas plus a profit factor.

   Payments made by NSR to Conrail under the Shared Assets agreements were $117 million and $45 million during 2000 and 1999, respectively, of which $17 million and $7 million, were minimum rents. Payments made by CSXT to Conrail under the Shared Assets agreements were $107 million and $43 million during 2000 and 1999, respectively, of which $12 million and $5 million, were minimum rents.

   Payments from NSR under the Operating Agreements and lease agreements to PRR amounted to $346 million and $167 million during 2000 and 1999, respectively. Payments from CSXT under the Operating Agreements and lease agreements to NYC amounted to $249 million and $124 million during 2000 and 1999, respectively. In addition, costs necessary to operate and maintain the related assets under these agreements, including leasehold improvements, will be borne by NSR and CSXT. Future minimum lease payments to be received from NSR/CSXT are as follows:

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


$ in Millions
-------------
                            NSR        NSR        CSX        CSX
                            ---        ---        ---        ---
                           To PRR    To CRC     To NYC     To CRC      Total
                           ------    ------     ------     ------      -----
2001                       $  304      $ 24     $  244       $ 17    $   589
2002                          315        27        239         19        600
2003                          322        30        233         21        606
2004                          327        32        238         23        620
2005                          317        34        229         24        604
2006 and Beyond             5,005       652      3,626        473      9,756
                           --------------------------------------------------
               Total       $6,590      $799     $4,809       $577    $12,775
                           --------------------------------------------------

   Related Party Balances and Transactions
   ---------------------------------------

   "Due from NSC/CSX" at December 31, 2000 and 1999, is primarily comprised of amounts due for the above-described operating and rental activities. Also included in "Due from NSC/CSX" in 1999, are amounts paid by Conrail for separation payments to CRC's agreement employees that were reimbursed by NSC and CSX as required by the Transaction Agreement. As of December 31, 2000 and 1999, the accrued balances due from NSC were $105 million and $91 million, respectively; and the accrued balances due from CSX were $127 million and $105 million, respectively.

   PRR and NYC have interest-bearing notes receivable, payable on demand from NSC and CSX of $51 million and $40 million, respectively, at December 31, 2000, included in the "Notes receivable from NSC/CSX" line item on the balance sheet. The notes receivable balances due from NSC and CSX were $123 million and $93 million, respectively, at December 31, 1999. The interest rates on the notes receivable from NSC and CSX are variable and were both 5.9% at December 31, 2000. Interest income related to the PRR and NYC notes receivable was $10 million and $4 million, in 2000 and 1999, respectively.

   CRC has entered into service provider agreements with both NSC and CSX, for such services as accounting and administrative processing, personal injury and environmental case handling and other miscellaneous services ("Service Provider Agreements"). Payments made to NSC and CSX under these Service Provider Agreements in 2000 were $44 million and $2 million, respectively, and are included within the various line items of operating expenses. Payments made to NSC in 1999 under the Service Provider Agreements were $5 million. CRC also paid NSC and CSX $8 million and $4 million, respectively, for the rental of locomotives and other equipment during 2000. In addition, CRC paid a subsidiary of CSX $5 million in 2000 and 1999, for rental of various facilities which it occupied subsequent to May 31, 1999. During 2000, CRC also made payments to NSC and CSX of $86 million and $122 million, respectively, related to completing various 1999 capital projects.

   "Due to NSC/CSX" includes $29 million and $2 million, to NSC and CSX, respectively, for the services described above for 2000; and $64 million and $29 million to NSC and CSX, respectively, for such services during 1999.

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   In 1999, "Due to NSC/CSX" also included $42 million and $24 million payable to NSC and CSX, respectively, for CRC's vacation liability related to the portion of its work force that became NSC and CSX employees subsequent to May 31, 1999. CRC paid these amounts in 2000.

   From time to time, NSC and CSX, as the indirect owners of Conrail, may need to provide some of Conrail's cash requirements through capital contributions, loans, or advances, none of which took place as of December 31, 2000.

   Prior to the Closing Date, the Company interchanged freight with both NSC and CSX for transport to destinations both within and outside of Conrail's service region. The Company shares ownership interests with either one or both railroads in various transportation-related entities, all of which are immaterial to the Company's operating results and financial position.

3. Transition, Acquisition-Related and Other Items
   -----------------------------------------------

   During the first quarter of 2000, the Company completed a significant property sale and recognized a gain of $61 million on the sale ($37 million after income taxes), which is included in "Other income, net" (Note 10).

   During 1999, the Company recorded net expenses of $138 million ($85 million after income taxes) for adjustments to certain litigation and environmental reserves related to settlements and completion of site reviews and, in accordance with the Transaction Agreement, for the method of settlement of certain casualty liabilities based on an actuarial study and for the assumption of a lease obligation by a subsidiary of CSX. The effects of these adjustments are reflected in the "Casualties and insurance" and "Other" operating expense line items of the income statement for 1999.

   During the third quarter of 1998, the Company recorded charges totaling $302 million ($187 million after income taxes), primarily for severance benefits of $170 million covering certain non-union employees, and $132 million of other costs, such as the effect of changing to an actuarial method of valuing certain components of the Company's casualty reserves, primarily included in the "Compensation and benefits" and "Casualties and insurance" operating expense line items of the 1998 income statement, respectively.

   The charge for non-union separation benefits represents termination payments made to approximately 1,300 non-union employees whose non-executive positions were eliminated as a result of the joint acquisition of Conrail. Most of these termination payments have been made in the form of supplemental retirement benefits from the Company's overfunded pension plan. During 2000, 1999 and 1998, termination payments of $50 million, $77 million and $9 million were

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   made, respectively. The remaining amount of this liability is expected to be paid out within the next year.

   During 1998, the Company recorded charges totaling $66 million ($41 million after income taxes) representing amounts paid to certain non-union employees as incentive to continue their employment with the Company through August 22, 1998, the effective date of the STB approval of the joint acquisition of Conrail, and the subsequent transition period. All of these amounts were subsequently paid out.

   In 1997, the Company recorded a long-term liability of $221 million related to the Non-union Employee Stock Ownership Plan ("ESOP") termination, which has not required use of the Company's cash for settlement. Such liability, the balance of which is $20 million at December 31, 2000, is being reduced as the cash proceeds, held by the ESOP as a result of selling its ESOP preferred stock in the joint tender offer, are allocated to eligible ESOP participants.

   In 1997, the Company recorded a long-term liability of $110 million in connection with employment "change in control" agreements with certain executives, which became operative as a result of the joint acquisition of Conrail. A portion of the benefits under these agreements, $68 million, was paid in 1998 from the Employee Benefits Trust ("EBT"). The remaining amount will be paid out at the discretion of the executives participating in this program.

4. Property and Equipment
   ----------------------

                                                      December 31,
                                                  ----------------------

                                                     2000           1999
                                                  -------        -------
                                                       (In Millions)
  Roadway                                         $ 7,500        $ 7,410
  Equipment                                         1,573          1,573
    Less:  Accumulated depreciation                (2,340)        (2,154)
                                                  -------        -------

                                                    6,733          6,829
                                                  -------        -------
  Capital leases (primarily equipment)                645            696
  Accumulated amortization                           (382)          (382)
                                                  -------        -------

                                                      263            314
                                                  -------        -------
                                                  $ 6,996        $ 7,143
                                                  =======        =======

  Substantially all assets are leased to NSR or CSXT (Note 2).

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


5. Accrued and Other Current Liabilities
   -------------------------------------

                                                  December 31,
                                               -----------------

                                                 2000       1999
                                               ------      ------
                                                 (In Millions)
     Property and corporate taxes              $    51     $   97
     Operating leases                               38         36
     Other                                          17         14
                                               -------     ------

                                               $   106     $  147
                                               =======     ======

6. Long-Term Debt and Leases
   -------------------------

   Long-term debt outstanding, including the weighted average interest rates at December 31, 2000, is composed of the following:

                                                    December 31,
                                                   ---------------

                                                 2000           1999
                                               ------         ------
                                                 (In Millions)
     Capital leases                            $  262         $  331
     Notes payable, 9.75%, due 2000                 -            250
     Debentures payable, 7.88%, due 2043          250            250
     Debentures payable, 9.75%, due 2020          550            550
     Equipment and other obligations, 6.90%       228            240
                                               ------         ------
                                                1,290          1,621
     Less current portion                         (61)          (319)
                                               ------         ------

                                               $1,229         $1,302
                                               ======         ======

   Interest payments were $121 million in 2000, $149 million in 1999 and $153 million in 1998.

   Leases
   ------

   The Company's noncancelable long-term leases generally include options to purchase at fair value and to extend the terms. Capital leases have been discounted at rates ranging from 3.09% to 14.26% and are collateralized by assets with a net book value of $263 million at December 31, 2000.

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   Minimum commitments, exclusive of executory costs borne by the Company, are:

                                                Capital     Operating
                                                 Leases        Leases
                                               --------    ----------
                                                  (In Millions)
          2001                                   $   63        $   70
          2002                                       59            63
          2003                                       54            52
          2004                                       56            53
          2005                                       38            59
          2006 - 2010                                89           422
                                                 ------        ------

     Total                                          359        $  719
                                                               ======

     Less interest portion                          (97)
                                                 ------
     Present value                               $  262
                                                 ======

   Equipment and other obligations mature in 2001 through 2043 and are collateralized by assets with a net book value of $238 million at December 31, 2000. Maturities of long-term debt other than capital leases are $21 million in 2001, $19 million in 2002, $20 million in 2003, $21 million in 2004, $20 million in 2005 and $927 million in total from 2006 through 2043.

   Operating lease rent expense was $75 million in 2000, $120 million in 1999 and $121 million in 1998.

7. Income Taxes
   ------------

   The provisions for income taxes are composed of the following:

                                        2000     1999    1998
                                        ----     ----    ----

                                            (In Millions)
   Current
      Federal                           $  (5)  $ (30)   $173
      State                                 1       1      24
                                        -----   -----   -----

                                           (4)    (29)    197
                                        -----   -----   -----

   Deferred
      Federal                              81      52     (27)
      State                                20      (4)     (3)
                                        -----   -----   -----

                                          101      48     (30)
                                        -----   -----   -----

                                        $  97   $  19   $ 167
                                        =====   =====   =====

   Reconciliations of the U.S. statutory tax rates with the effective tax rates are as follows:

                                                    2000     1999    1998
                                                    ----    -----    ----

              Statutory tax rate                    35.0%   35.0%  35.0%
              State income taxes,
                net of federal benefit               4.2     4.2    3.2
              Nondeductible transition
                and acquisition-related costs               23.9
              Other                                 (2.9)  (20.9)    .3
                                                    ----   -----   ----

              Effective tax rate                    36.3%   42.2%  38.5%
                                                    ====   =====   ====

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


   The Company has reached final settlements with the Internal Revenue Service ("IRS") related to all of the audits of the Company's consolidated federal income tax returns through fiscal year 1995. The Company's consolidated federal income tax returns for April 30, 1996, December 31, 1996 and May 23, 1997, are currently being examined by the IRS. Federal and state income tax payments were $3 million in 2000, $38 million in 1999 and $196 million in 1998.

   Significant components of the Company's deferred income tax liabilities (assets) are as follows:

                                                   December 31,
                                                 ----------------

                                                   2000      1999
                                                 ------    ------
                                                   (In Millions)
   Current assets                                $   29    $   (8)
   Current liabilities                             (117)     (133)
   Miscellaneous                                     (8)       (8)
                                                 ------    ------

   Current deferred tax asset, net               $  (96)   $ (149)
                                                 ======    ======

   Noncurrent liabilities:
    Property and equipment                        2,049     1,977
    Other long-term assets (primarily prepaid
     pension asset)                                  93        89
    Other (mostly equipment obligations)            117        88
                                                 ------    ------

                                                  2,259     2,154
                                                 ------    ------
   Noncurrent assets:
    Nondeductible reserves and other
     liabilities                                   (204)     (221)
    Tax benefit transfer receivable                 (36)      (36)
    Other (mostly equity investments)               (81)      (80)
                                                 ------    ------

                                                   (321)     (337)
                                                 ------    ------
   Deferred income tax liabilities, net          $1,938    $1,817
                                                 ======    ======

8. Pension and Postretirement Benefits
   -----------------------------------

   The Company and its subsidiaries sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for its employees.


   During 1999, the Company transferred approximately $350 million and $260 million of pension assets to NSC and CSX, respectively. NSC and CSX also assumed certain pension obligations related to former Conrail employees. The net effect on Conrail's financial statements as detailed in the table below, was to reduce pension assets by $89 million. This transfer resulted in a $35 million reduction of deferred tax liabilities and is reflected as a capital distribution of $54 million.

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


The Company's pension plan was amended during 1998 to include certain enhanced benefits for qualifying Conrail employees. The effect of the amendment was to increase the Conrail plan's projected benefit obligation by $59 million. The Company's pension plan was also amended during 1998 to allow for payment of non-union supplemental retirement benefits to the extent consistent with applicable IRS Tax Code provisions. Both of these liabilities are accrued as offsets to the prepaid pension asset which is included in "Other assets" in the balance sheet (Note 3).












The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2000, and a statement of the funded status as of December 31 of both years:

                                                                Other Postretirement
                                        Pension Benefits               Benefits
                                        ----------------      ------------------------
(In Millions)                             2000      1999           2000         1999
                                          ----      ----           ----         ----
Change in benefit obligation
Net benefit obligation
 at beginning of year                    $ 739    $  834          $  44        $  56
Pension obligation
 transferred to NSC and CSX                  -       (89)             -            -
Service cost                                 4        10              -            -
Interest cost                               51        53              3            3
Plan amendments                              -         -             (1)           -
Curtailment (gains) losses                   -       (15)             -           (4)
Actuarial (gains) losses                     5      (100)            (5)          (7)

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


Incorporation of special
 pension benefit reserves                    -       176              -            -
Gross benefits paid                       (112)     (130)            (4)          (4)
                                          -----    ------          -----        -----
Net benefit obligation
 at end of year                           $ 687    $  739          $  37        $  44

Change in plan assets
Fair value of plan assets
 at beginning of year                     $ 791    $1,441          $   8        $   9
Pension assets
 transferred to NSC and CSX                   -      (610)             -            -
Actual return on plan
 assets                                      39        88              1            -
Gross benefit payments                     (110)     (128)            (1)          (1)
                                           -----    ------          -----        -----
Fair value of plan assets
 at end of year                            $ 720    $  791          $   8        $   8
Funded status at
 end of year                               $  33    $   52          $ (29)       $ (36)
Unrecognized transition
 asset                                        (2)       (3)             -            -
Unrecognized prior
 service cost                                  9        10             (1)           -
Unrecognized actuarial
 (gains)losses                                 8       (26)           (12)          (8)
                                           -----    ------          -----        -----
Net amount recognized at
 year end                                  $  48    $   33          $ (42)       $ (44)
                                           =====    ======          =====        =====

The following amounts have been recognized in the balance sheets as of December 31:

                                                       Other Postretirement
                                     Pension Benefits           Benefits
                                     -----------------    --------------------
(In Millions)                           2000      1999       2000      1999
                                       -----     -----      -----     -----

Prepaid pension cost                   $  92     $  74          -         -
Accrued benefit cost                     (44)      (41)     $ (42)    $ (44)

All of the Company's plans for postretirement benefits other than pensions have no plan assets except for the retiree life insurance plan which had $8 million of assets in both 2000 and 1999. The aggregate benefit obligation for the postretirement plans other than pensions was $37 million and $44 million at December 31, 2000 and 1999, respectively.

The projected benefit obligations and accumulated benefit obligations for pension plans with accumulated benefit obligations in excess of plan assets were both $45 million in 2000; and $54 million and $38 million, respectively, in 1999. The plans had no assets in either 2000 or 1999.

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


The assumptions used in the measurement of the Company's benefit obligation are as follows:

                                                  Other Postretirement
                              Pension Benefits          Benefits
                              ----------------    --------------------
                                2000    1999          2000     1999
                                ----    ----          ----     ----

Discount rate                   7.50%   7.75%         7.50%    7.75%
Expected return on
 plan assets                    9.00%   9.00%         8.00%    8.00%
Rate of compensation
 increase                       5.00%   5.00%         5.00%    5.00%

A 7% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001, gradually decreasing to 6% by the year 2007.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a one percentage point increase and (decrease) in the assumed health care cost trend rate on the accumulated postretirement benefit obligation is $1 million and $(1) million, respectively, and would have an immaterial effect on the net periodic postretirement benefit cost for 2000.

The components of the Company's net periodic benefit cost for the plans are as follows:

                                                       Other Postretirement
                             Pension Benefits                Benefits
                            ------------------        ---------------------
(In Millions)               2000   1999   1998        2000     1999    1998
                            ----   ----   ----        ----     ----    ----

Service cost                $   4  $  10  $  13       $   -    $   -   $   -
Interest cost                  51     53     53           3        4       4
Expected return
 on assets                    (70)   (94)  (109)         (1)      (1)     (1)
Curtailment (gain)
 loss                           -     19      -           -       (4)      -
Amortization of:
 Transition asset              (1)   (11)   (18)          -        -       -
 Prior service cost             1      4      4           -        -       -
 Actuarial (gain)loss           1     (8)    (5)         (1)       -      (1)
                            -----  -----  -----       -----    -----   -----
                            $ (14) $ (27) $ (62)      $   1    $  (1)  $   2
                            =====  =====  =====       =====    =====   =====

Savings Plans
-------------

The Company and certain subsidiaries provide 401(k) savings plans for union and non-union employees. Under the Company's current non-union savings plan, 50% of employee contributions are matched for the first 6% of a participating employee's base pay and 25% of employee contributions are matched in excess of 10% of a participating employee's base pay. Savings plan expense related to the current non-union

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     savings plan was $1 million in 2000 and 1999. The Company had no non-union savings plan in 1998. There is no Company match provision under the union employee plan except for certain unions which negotiated a Company match as part of their contract provisions.

9.   Stockholders' equity
     --------------------

     Common Stock
     ------------

     On May 23, 1997, the NSC-CSX joint tender offer for the remaining outstanding shares of Conrail's common and preferred stock was concluded, and on June 2, 1997, Conrail became the surviving corporation in a merger with Green Merger Corp. and remained the only subsidiary of Green Acquisition Corp., an entity jointly-owned by NSC and CSX. As a result, the remaining outstanding capital stock of Conrail was acquired by NSC and CSX and Green Acquisition was issued 100 shares of Conrail's common stock.


     Treasury Stock
     --------------

     As a result of the acquisition of Conrail, the remaining 6,320,249 shares of treasury stock at December 31, 1997, were recorded as canceled and retired during 1998.

     Undistributed Earnings of Equity Investees
     ------------------------------------------


     "Retained earnings" includes undistributed earnings of equity investees of $157 million, $188 million and $173 million at December 31, 2000, 1999 and 1998, respectively.

10.  Other Income, Net
     -----------------

                                        2000      1999     1998
                                        ----      ----     ----
                                             (In Millions)
          Interest income               $  21     $  19    $   7
          Rental income                    45        37       42
          Property sales                   70         6       21
          Other, net                       19         5        2
                                        -----     -----    -----

                                        $ 155     $  67    $  72
                                        =====     =====    =====

11.  Commitments and Contingencies
     -----------------------------

     Environmental
     -------------

     The Company is subject to various federal, state and local laws and regulations regarding environmental matters. CRC is a party to

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other potential environmental issues. At December 31, 2000, CRC has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 24 locations. However, based on currently available information, the Company believes CRC may have some potential responsibility at only 21 of these sites. Due to the number of parties involved at many of these sites, the wide range of costs of possible remediation alternatives, the changing technology and the length of time over which these matters develop, it is often not possible to estimate CRC's liability for the costs associated with the assessment and remediation of contaminated sites.

     Although the Company's operating results and liquidity could be significantly affected in any quarterly or annual reporting period if CRC were held principally liable in certain of these actions, at December 31, 2000, the Company had accrued $80 million, an amount it believes is sufficient to cover the probable liability and remediation costs that will be incurred at Superfund sites and other sites based on known information and using various estimating techniques. The Company anticipates that much of this liability will be paid out over five years; however some costs will be paid out over a longer period. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.

     The Company spent $9 million in 2000 and 1999, and $10 million in 1998 for environmental remediation and related costs. In addition, the Company's capital expenditures for environmental control and abatement projects were approximately $1 million in 2000 and 1999, and $8 million in 1998.

     Other
     -----

     The Company is involved in various legal actions, principally relating to occupational health claims, personal injuries, casualties, property damage and damage to lading. The Company has recorded liabilities in amounts it believes are sufficient to cover the expected probable payments for such actions.

     CRC had 1,750 employees at December 31, 2000; approximately 86% of who are represented by 12 different labor organizations and are covered by 16 separate collective bargaining agreements. The Company was engaged in collective bargaining at December 31, 2000 with labor organizations representing approximately 83% of its labor force.

     CRC currently guarantees the principal and interest payments in the amount of $36 million on Equipment Trust Certificates for Locomotive

                                 CONRAIL INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


     Management Services, a general partnership of which CRC holds a fifty percent interest.

12.  Fair Values of Financial Instruments
     ------------------------------------

     The fair values of "Cash and cash equivalents," "Accounts receivable," "Notes receivable from NSC/CSX" and "Accounts payable" approximate carrying values because of the short maturity of these financial instruments.

     Using current market prices when available, or a valuation based on the yield to maturity of comparable debt instruments having similar characteristics, credit rating and maturity, the total fair value of the Company's long-term debt, including the current portion, but excluding capital leases, is $1,150 million and $1,367 million at December 31, 2000 and 1999, respectively, compared with carrying values of $1,028 million and $1,290 million at December 31, 2000 and 1999, respectively.